UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

KIT digital, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

482470200

 (CUSIP Number)

James E. Dawson, Esq., Nutter, McClennen & Fish LLP

155 Seaport Blvd, Boston, MA 02210

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications)

April 16, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sec.Sec.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sec.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 482470200	SCHEDULE 13D/A	Page 2 of 7 Pages

(1) Names of reporting persons JEC II Associates, LLC
(2) Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3) SEC use only
(4) Source of funds (see instructions) WC/OO/BK
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6) Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power: 0
(8) Shared voting power: 4,397,000
(9) Sole dispositive power: 0
(10) Shared dispositive power: 4,397,000
(11) Aggregate amount beneficially owned by each reporting person: 4,397,000
(12) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(13) Percent of class represented by amount in Row 9: 7.7%
(14) Type of reporting person (see instructions): CO

CUSIP No. 482470200	SCHEDULE 13D/A	Page 3 of 7 Pages

(1) Names of reporting persons JEC Capital Partners, LLC
(2) Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3) SEC use only
(4) Source of funds (see instructions) WC/OO/BK
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6) Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power: 0
(8) Shared voting power: 4,397,000
(9) Sole dispositive power: 0
(10) Shared dispositive power: 4,397,000
(11) Aggregate amount beneficially owned by each reporting person: 4,397,000
(12) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(13) Percent of class represented by amount in Row 9: 7.7%
(14) Type of reporting person (see instructions): CO/HC

CUSIP No. 482470200	SCHEDULE 13D/A	Page 4 of 7 Pages

(1) Names of reporting persons K. Peter Heiland
(2) Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3) SEC use only
(4) Source of funds (see instructions) WC/OO/BK
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6) Citizenship or place of organization Germany
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power: 0
(8) Shared voting power: 4,397,000
(9) Sole dispositive power: 0
(10) Shared dispositive power: 4,397,000
(11) Aggregate amount beneficially owned by each reporting person: 4,397,000
(12) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(13) Percent of class represented by amount in Row 9: 7.7%
(14) Type of reporting person (see instructions): IN/HC

CUSIP No. 482470200	SCHEDULE 13D/A	Page 5 of 7 Pages

This Amendment No. 3 amends and supplements, as set forth below, the information contained in Items 4, 6 and 7 of the Schedule 13D that was originally filed with the Securities and Exchange Commission (the “SEC”) on June 8, 2012 as amended by Amendment No. 1 filed with the SEC on June 14, 2012 and further amended by Amendment No. 2 filed with the SEC on August 7, 2012 (the “Schedule 13D”). Except as amended by this Amendment No. 3, all information contained in the Schedule 13D is, after reasonable inquiry and to the best of the Reporting Persons’ knowledge and belief, true, complete and correct as of the date of this Amendment No. 3. Capitalized terms used herein and not otherwise defined have the meanings set forth in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 is hereby amended to add the following:

On April 16, 2013, Capital Partners, along with certain other shareholders of the Issuer (collectively, the “Sponsoring Shareholders”), entered into a Plan Support Agreement (the “Support Agreement”) and a Plan Term Sheet (together with the Support Agreement, the “Support Documentation”) whereby the Sponsoring Shareholders have agreed to sponsor a reorganization of the Issuer under chapter 11 of the U.S. Bankruptcy Code. The reorganization is expected to be effected pursuant to a Plan of Reorganization (the “Plan”), which is anticipated to include, among other things, the acquisition of substantially all of the Issuer’s assets by, and a recapitalization of, the acquiring entity to be formed (“Newco”), all fully backstopped by the Sponsoring Shareholders and an opportunity for all existing shareholders to participate in the recapitalization.

Pursuant to the Support Documentation, the Sponsoring Shareholders, including Capital Partners, have agreed to purchase $25 million dollars (the “Purchase Price”) of Class B Common Stock of Newco pro rata based on their respective commitments to be issued pursuant to the Plan, which upon issuance will represent 89.29% of the total number of shares of Newco Class A Common Stock and Class B Common Stock outstanding. Upon the execution of the Support Agreement, the Sponsoring Shareholders have agreed to fund a portion of the Purchase Price in escrow, and have entered into a funding commitment letter (the “Commitment Letter”) providing for the Sponsoring Shareholders’ obligation to fund the total amount of the Purchase Price, subject to the terms and condition of the Commitment Letter.

Upon execution of the Support Agreement, the Sponsoring Shareholders, including Capital Partners, earned a commitment fee equal to 2% of the Purchase Price, payable upon the effective date of the Plan in either cash or Class A Common Stock, in the sole discretion of the Sponsoring Shareholders. The Plan will also provide the Sponsoring Shareholders with the right to appoint three directors to the Board of Directors of the Issuer, as well as one independent director to be selected by the Sponsoring Shareholders.

Capital Partners also agreed that either Capital Partners or its designee would provide the Company with a $3 million debtor-in-possession loan, secured by a junior priority lien on assets of the Company. The loan will include the payment of a $125,000 agent fee, bear interest at 13% per annum and have such other terms and conditions as are reasonably satisfactory to Capital Partners and the Company.

Finally, pursuant to the Support Agreement, Capital Partners has agreed to (i) use its commercially reasonable efforts to facilitate the solicitation, approval, confirmation and consummation of the restructuring of the Issuer, (ii) not object to, challenge, vote to reject or otherwise take any action or commence or participate, directly or indirectly, in any proceeding opposing any of the terms of the restructuring of the Issuer and (iii) not sell, transfer hypothecate or otherwise dispose of, directly or indirectly, all or any of its shares of Common Stock or claims, unless the transferee agrees in writing, by executing a joinder in a reasonable form requested by the Issuer and the other Sponsoring Shareholders, to assume the Support Agreement and assume the obligations of Capital Partners under the Support Agreement and deliver such joinder to the Issuer and remaining Sponsoring Shareholders at least one day prior to the proposed transfer.

CUSIP No. 482470200	SCHEDULE 13D/A	Page 6 of 7 Pages

The foregoing descriptions of the Support Agreement and the Commitment Letter are qualified in their entirety by reference to the full text of the documents, copies of which are filed as Exhibits 99.1 and 99.2, respectively, and are incorporated herein by reference.

Except as set forth above, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of the Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated as follows:

The responses to Item 4 are incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Plan Support Agreement, dated as of April 16, 2013, by and among KIT digital, Inc.; and JEC Capital Partners, LLC, Stichting Bewaarder Ratio Capital Partners, and Prescott Group Capital Management, L.L.C. (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed by the Issuer with the Securities Exchange Commission on April 17, 2013).

99.2

Funding Commitment Letter, dated as of April 16, 2013, by and among KIT digital, Inc.; and JEC Capital Partners, LLC, Stichting Bewaarder Ratio Capital Partners, and Prescott Group Capital Management, L.L.C.

CUSIP No. 482470200	SCHEDULE 13D/A	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct

Dated: April 18, 2013

JEC II Associates, LLC

By: /s/ K. Peter Heiland*
Name: K. Peter Heiland Title: Manager

JEC Capital Partners LLC

By: /s/ K. Peter Heiland*
Name: K. Peter Heiland Title: Managing Partner

/s/ K. Peter Heiland*
K. Peter Heiland

*By: /s/ Erin M. Anderman
Erin M. Anderman, as attorney-in-fact